Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 12, 2008, relating to i) the consolidated financial statements of CenterPoint Energy Houston Electric, LLC and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of a new accounting standard related conditional asset retirement obligations in 2005) and ii) the consolidated financial statement schedule of the Company, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Houston, Texas
October 9, 2008